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                              DATALINK CORPORATION
                          7023 WASHINGTON AVENUE SOUTH
                          MINNEAPOLIS, MINNESOTA 55439

May 15, 2000


VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.  20549

Re:      Registration Statement on Form S-1
         SEC File No. 333-31904

Ladies and Gentlemen:

         In accordance with Rule 477 under the Securities Act of 1933, as amended, we hereby request withdrawal of our Registration Statement on Form S-1 (Registration No. 333-31904), and all exhibits to it, effective immediately. You have not declared the Registration Statement effective. We are withdrawing the Registration Statement because we have abandoned our proposed public offering under the Registration Statement at this time due to market conditions. We have not, and will not, sell any securities under the Registration Statement.

         We further request that, pursuant to Rule 477(c), you include an order in the file with the date of the granting of the withdrawal for our Registration Statement in the following manner: "Withdrawn upon the request of the registrant, the Commission consenting thereto."

         If you have any questions, please call either Jeffrey C. Robbins of the law firm of Messerli & Kramer P.A. at (612) 672-3706 or me at (952) 946-7816.


Very truly yours,

DATALINK CORPORATION



By:      /s/ Daniel J. Kinsella
   ----------------------------------------------------
      Daniel J. Kinsella, Chief Financial Officer